UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For March 16, 2004

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy dated March 16, 2004, announcing the successful aquisition of Seventh Energy Ltd...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: March 16, 2004

PRIMEWEST ANNOUNCES SUCCESSFUL ACQUISITION OF SEVENTH ENERGY

March 16, 2004

FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) – PrimeWest Energy Trust through its subsidiary PrimeWest Gas Corp. (“PrimeWest”) today announces approximately 92% of the issued and outstanding common shares of Seventh Energy Ltd. (“Seventh”) have been tendered in accordance with the terms of the PrimeWest offer dated February 6th, 2004.  All terms of the offer have been satisfied and PrimeWest has taken up and paid for all of the tendered Seventh shares, and has acquired all of the remaining Seventh shares by providing notice and necessary consideration to the Valiant Trust Company, the Depositary under the offer, in accordance with the compulsory acquisition provisions of applicable corporate legislation.  The total consideration paid by PrimeWest for Seventh was $34.6 million plus assumed debt and working capital adjustments.

The Seventh assets are predominantly comprised of natural gas adjacent to PrimeWest’s existing assets in the Princess, Hays and Taber areas and currently produce 1,300 BOE per day, of which 72% is natural gas and 28% is crude oil and natural gas liquids.  In the near-term PrimeWest will be investing approximately $7 million in drilling, facilities, and waterflood opportunities that will significantly enhance both the production volumes and reserve recovery from the acquired assets.  PrimeWest expects the acquisition to be accretive to its unitholders during 2004 on both a cashflow and net asset value per unit basis.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825